

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 13, 2006

Mr. Cliff T. Davis
Chief Financial Officer
Nevsun Resources Ltd.
800 – 1075 West Georgia Street
Vancouver, British Columbia CANADA V6E 3C9

> **Re: Nevsun Resources Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 24, 2006**
> **File No. 1-32405**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page II-2

1.   We note you refer to the definition of disclosure controls and procedures under
        Rule 13a-15(e). However, your conclusion as to the effectiveness of disclosure
        controls and procedures only relates to alerting you to material information to be
        included in reports filed. Your conclusion should address the effectiveness of
        your disclosure controls and procedures as defined. Please revise this conclusion
        accordingly.

Exhibit 99.1

Consolidated Balance Sheet, page 1

2.   Provide the missing totals and subtotals for current assets, total assets, current
        liabilities, and equity in this statement, and for other missing totals and subtotals
        in your other financial statements as appropriate.

Consolidated Notes to Financial Statements

Commitments and contingencies, page 15

3.   We note the disclosure of the Tabakoto supply agreement. Tell us the details of
        this agreement, and address specifically if you have a loss on this long-term firm
        purchase commitment. We may have further comment.

Management Discussion and Analysis – Annual Fiscal 2005

Liquidity and Capital Resources, page 5

4.   Provide the appropriate totals and subtotals in the table of contractual obligations.

Exhibit 99.3

U.S. GAAP Supplemental Information

5.   We note your use of the fair value method for stock based compensation under
        Canadian Generally Accepted Accounting Principles (GAAP). Your disclosure
        here indicates you use the intrinsic method under U.S. GAAP. Expand your
        disclosure to describe your current U.S. GAAP policy, and include the differences
        due to such policy as part of your reconciliation.

6.   We note your policy for deferred stripping costs under Canadian GAAP.
        Emerging Issues Task Force Issue 04-06 ("EITF 04-06") under U.S. GAAP

requires that deferred stripping costs incurred during the production phase of a mine be accounted for as a cost of inventory. EITF 04-6 will be effective for your fiscal year ended December 31, 2006. In accordance with Staff Accounting Bulletin Topic 11:M, please expand your disclosure to address how this variation between your Canadian and U.S. GAAP policies will impact your financial statements in the future.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief